Exhibit 99.1

VIQ Solutions Inc.

Consolidated Financial Statements

And Report of Independent Registered Public Accounting Firm thereon

As of December 31, 2021 and December 31, 2020 and for the two years ended December 31, 2021

(Expressed in United States dollars)

KPMG LLP

Vaughan Metropolitan Centre 100 New Park Place

Suite 1400

Vaughan, ON Canada L4K 0J3 Telephone (905) 265-5900

Fax (905) 265-6390

www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of VIQ Solutions Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of VIQ Solutions Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

KPMG Canada provides services to KPMG LLP.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2020.

Vaughan, Canada

March 31, 2022

VIQ Solutions Inc.

Consolidated Statements of Financial Position

(Expressed in United States dollars)

	December 31, 2021	December 31, 2020
Assets
Current assets
Cash	$10,583,534	$16,835,671
Trade and other receivables, net of allowance for doubtful accounts (notes 5, 6)	5,594,368	4,475,751
Inventories	49,557	49,381
Prepaid expenses and deposits	2,054,793	254,230
Non-current assets	18,282,252	21,615,033
Restricted cash	303,945	42,835
Property and equipment (note 7)	460,974	215,835
Right of use assets (note 19)	1,134,493	309,566
Intangible assets (notes 4, 8)	14,762,140	12,118,352
Goodwill (notes 4, 8)	12,283,100	6,976,096
Deferred tax assets (note 21)	464,800	1,441,942
Total assets	$47,691,704	$42,719,659
Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$5,380,701	$5,305,600
Income tax payable	97,784	201,592
Share appreciation rights plan obligations (note 11)	–	126,503
Share based payment liability (note 11)	551,201	–
Derivative warrant liability (note 10)	1,862,876	–
Current portion of long-term debt (note 9)	1,109,713	1,486,136
Current portion of lease obligations (note 20)	287,901	113,218
Current portion of contract liabilities	1,003,187	1,252,957
Non-current liabilities	10,293,363	8,486,006
Deferred tax liability (note 21)	1,199,266	60,587
Long-term debt (note 9)	11,999,108	12,138,799
Long-term contingent consideration (note 4)	166,603	1,575,528
Long-term lease obligations (note 20)	900,868	240,981
Long-term contract liabilities	–	70,834
Other long-term liabilities	1,042,938	360,525
Total liabilities	25,602,146	22,933,260
Shareholders' Equity
Capital stock (note 11)	72,191,764	50,234,551
Contributed surplus	4,842,208	4,970,945
Accumulated other comprehensive income (loss)	74,526	(78,906)
Deficit	(55,018,940)	(35,340,191)
Total shareholders’ equity	22,089,558	19,786,399
Total liabilities and shareholders' equity	$47,691,704	$42,719,659

Subsequent events (note 24)

See accompanying notes to consolidated financial statements.

Approved by the Board	Signed “Larry Taylor”	Signed “Sebastien Paré”
	Larry Taylor, Director	Sebastien Paré, CEO and Director

1

VIQ Solutions Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars)

	Year ended December 31,
	2021	2020
Revenue (note 16)	$31,046,812	$31,749,693
Cost of Sales	16,123,853	15,599,437
Gross Profit	14,922,959	16,150,256

Expenses (note 17)
Selling and administrative expenses	19,119,713	11,034,902
Research and development expenses	1,092,108	1,074,178
Stock based compensation (note 11)	8,495,189	725,316
Gain on revaluation of options (note 11)	(1,028,055)	–
Gain on revaluation of RSUs (note 11)	(242,595)	–
Foreign exchange loss (gain) (note 22)	22,130	(132,306)
Depreciation (notes 7 and 19)	257,099	445,995
Amortization (note 8)	4,384,502	4,813,248
	32,100,091	17,961,333
Loss before undernoted items	(17,177,132)	(1,811,077)

Interest expense	(1,331,100)	(4,934,517)
Accretion and other financing costs (note 9)	(967,106)	(1,216,949)
Loss on revaluation of conversion feature liability (note 9)	–	(1,308,440)
Loss on repayment of long-term debt (note 9)	–	(1,497,804)
Gain on contingent consideration (note 4)	332,569	946,503
Gain on revaluation of the derivative warrant liability (note 10)	1,368,180	–
Impairment of goodwill and intangibles (note 7)	–	(2,258,369)
Restructuring costs	(432,702)	–
Business acquisition costs	(539,734)	(19,058)
Other income	12,003	10,373
	(18,735,022)	(12,089,338)
Current income tax recovery (expense) (note 21)	875	(106,986)
Deferred income tax recovery (expense) (note 21)	(944,602)	1,051,018
Income tax recovery (expense)	(943,727)	944,032
Net loss for the year	$(19,678,749)	$(11,145,306)
Exchange gain on translating foreign operations	153,432	56,152
Comprehensive loss for the year	$(19,525,317)	$(11,089,154)

Net loss per share (note 13)
Basic	(0.74)	(0.62)
Diluted	(0.74)	(0.62)
Weighted average number of common shares outstanding - basic (note 13)	26,448,594	18,080,533
Weighted average number of common shares outstanding - diluted (note 13)	26,448,594	18,080,533

See accompanying notes to consolidated financial statements.

2

VIQ Solutions Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in United States dollars)

	Capital stock		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance as at December 31, 2019	10,852,617	$21,987,937	$4,552,528	$(24,194,885)	$(135,058)	$2,210,522
Comprehensive loss for the year	–	–	–	(11,145,306)	56,152	(11,089,154)
Issuance of common shares in private placement, net of issuance costs (note 10,11)	4,705,900	13,747,345	–	–	–	13,747,345
Shares issued due to exercise of stock options (note 11)	92,500	129,982	(46,416)	–	–	83,566
Shares issued due to exercise of warrants and warrant repricing (note 10, 11)	1,154,759	1,940,925	3,324	–	–	1,944,249
Shares issued due to convertible note (note 9)	6,785,651	12,428,362	–	–	–	12,428,362
Stock-based compensation (note 12)	–	–	461,509	–	–	461,509
Balance as at December 31, 2020	23,591,427	$50,234,551	$4,970,945	$(35,340,191)	$(78,906)	$19,786,399

					Accumulated
					other
	Capital Stock		Contributed		comprehensive	Total
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance as at December 31, 2020	23,591,427	$50,234,551	$4,970,945	$(35,340,191)	$(78,906)	$19,786,399
Comprehensive loss for the year	–	–	–	(19,678,749)	153,432	(19,525,317)
Issuance of common shares in private placement, net of issuance costs (note 10,11)	4,235,294	13,485,003	–	–	–	13,485,003
Shares issued due to exercise of stock options (note 11)	203,333	393,313	(147,153)	–	–	246,160
Shares issued due to exercise of warrants and warrant repricing (note 10, 11)	1,123,878	2,746,706	(654,430)	–	–	2,092,276
Shares issued due to exercise of restricted shares units (note 11)	727,785	5,332,191	(6,006,736)	–	–	(674,545)
Stock-based compensation (note 12)	–	–	6,679,582	–	–	6,679,582
Balance at December 31, 2021	29,881,717	$72,191,764	$4,842,208	$(55,018,940)	$74,526	$22,089,558

3

VIQ Solutions Inc.

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

	Year Ended December 31,
Cash provided by (used in)	2021	2020
Operating activities
Net loss for the year	$(19,678,749)	$(11,145,306)
Items not affecting cash:		–
Depreciation	257,099	445,995
Amortization	4,384,502	4,813,249
Stock-based compensation (note 12)	8,495,189	725,316
Loss on revaluation of conversion feature liability (note 9)	–	1,308,440
Loss on repayment of long-term debt (note 9)	–	1,497,804
Accretion and other financing expense (note 9)	967,106	1,216,949
Interest expense (note 9)	1,331,100	4,934,517
Income tax expense (recovery) (note 21)	943,727	(944,032)
Gain on contingent consideration (note 4)	(332,569)	(946,503)
Impairment of goodwill and intangibles (note 4)	–	2,258,369
Gain on revaluation of options, RSUs, and derivative warrant liability (note 10, 11)	(2,638,830)	–
Payment of taxes (note 21)	(113,853)	–
Other income	(12,003)	(10,373)
Foreign exchange gain (note 22)	22,130	(132,306)
Unrealized foreign exchange loss (gain)	139,250	174,251
Changes in non-cash operating working capital (note 14)	(2,002,506)	(773,287)

Cash provided by (used in) operating activities	(8,238,407)	3,423,083
Investing activities
Purchase of property and equipment (note 7)	(79,204)	(202,297)
Business acquisitions (note 4)	(9,135,131)	(4,411,500)
Earn out payment (note 4)	(2,600,536)	(377,312)
Development costs related to internally generated intangible assets (note 8)	(2,364,733)	(1,642,783)
Change in restricted cash	(261,110)	(5,299)
Cash used in investing activities	(14,440,714)	(6,639,191)

Financing activities
Issuance of share capital, net of issuance costs (note 10, 11)	16,715,000	13,747,345
Issuance cost reimbursement	1,673	–
Proceeds from debt, net of issuance costs (note 9)	–	4,827,175
Proceeds from exercise of stock options (note 11)	246,160	10,568
Proceeds from exercise of warrants (note 11)	2,092,276	1,859,963
Repayment of debt (note 9)	(1,070,275)	(838,031)
Repayment of lease obligations (note 20)	(150,924)	(338,276)
Payment of interest on debt (note 9)	(1,277,202)	(1,052,576)
Payment of interest on lease obligations (note 20)	(34,712)	(53,549)
Cash provided by financing activities	16,521,996	18,162,619

Net increase (decrease) in cash for the year	(6,157,125)	14,946,511
Cash, beginning of year	16,835,671	1,707,654
Effect of exchange rate changes on cash	(95,012)	181,506
Cash, end of year	$10,583,534	$16,835,671

See accompanying notes to consolidated financial statements.

4

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

1.	Nature of operations

VIQ Solutions Inc. (“VIQ” or the “Company”) is a technology and service platform provider for digital evidence capture, retrieval, and content management. VIQ’s modular software allows customers to easily integrate the platform at any stage of their organization's digitization, from the capture of digital content from video and audio devices through to online collaboration, mobility, data analytics, and integration with sensors, facial recognition, speech recognition, and case management or patient record systems. VIQ operates worldwide with a network of partners including security integrators, audio-video specialists, and hardware and data storage suppliers.

The Company also provides recording and transcription services directly to a variety of clients including medical, courtrooms, legislative assemblies, hearing rooms, inquiries and quasi-judicial clients in numerous countries including Canada, the United Kingdom, the United States and Australia.

VIQ was incorporated by articles of incorporation in the province of Alberta in November 2004. On June 21, 2017, the Company continued under articles of continuance in the province of Ontario. The Company’s head offices are located at 700 – 5915 Airport Road, Mississauga, Ontario, L4V 1H1. VIQ is a public company and the Company graduated from the Toronto Venture Exchange to the Toronto Stock Exchange in 2021. The Company's common shares began trading on the TSX and Nasdaq under, trading symbol VQS, at the market open on January 21, 2021, and August 12, 2021, respectively.

On January 31, 2020, the Company, through its US subsidiary VIQ Media Transcription Inc., acquired the assets of ASC Services LLC (“ASC”). On February 26, 2020, the Company through its US subsidiary VIQ Services Inc., acquired the shares of WordZXpressed Inc. (“WordZ”). On October 1, 2021, the Company acquired the shares of Transcription Agency (“TTA”). On December 13, 2021, the Company acquired the assets of Auscript Australasia Pty Ltd (“Auscript”). Refer to note 4 for details on the acquisition.

2.	Basis of preparation

(a)	Statement of compliance

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) using the accounting policies described herein as issued by the International Accounting Standards Board (“IASB”). The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

The accounting policies applied in these consolidated financial statements are based on IFRS issued as at March 31, 2022, the date the Board of Directors approved the consolidated financial statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value as noted below. Presentation of the statements of financial position differentiates between current and non-current assets and liabilities. The statements of loss and comprehensive loss are presented using the function classification of expenses.

(c)	Functional currency, presentation currency and foreign currency translation

The functional currency of VIQ Solutions Inc. is the Canadian dollar (“CAD”). The functional currency of the Company’s subsidiaries are as follows; Dataworxs Systems Limited – CAD, VIQ Solutions, Inc. – United States dollar (“USD”), VIQ Australia Pty. Ltd – Australian dollar (“AUD”), Dataworxs Systems Australia Pty. Ltd – AUD, VIQ Solutions PTY Ltd – AUD, VIQ PTY Ltd – AUD, VIQ Solutions Australia Pty Ltd. – AUD, VIQ Australia Services Pty Ltd. – AUD , VIQ Services Inc. – USD, Net Transcripts – USD, Transcription Express – USD, HomeTech – USD, VIQ Media Transcriptions – USD, WordZXpressed – Inc. – USD, VIQ Solutions (UK) Limited – British pounds (“GBP”), VIQ Services (UK) Limited – GBP, and The Transcription Agency LLP (“TTA”) – GBP.

5

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

All financial information is presented in USD unless otherwise stated.

The exchange rates used were as follows:
USD / CAD exchange rate	December 31, 2021	December 31, 2020
Closing at the reporting date	0.7874	0.7847
Average rate for the period	0.7976	0.7480

USD / AUD exchange rate	December 31, 2021	December 31, 2020
Closing at the reporting date	0.7261	0.7708
Average rate for the period	0.7525	0.6901

USD / GBP exchange rate	December 31, 2021	December 31, 2020
Closing at the reporting date	1.3510	1.3648
Average rate for the period	1.3762	1.2831

The financial results of each subsidiary consolidated in the Company’s consolidated financial statements are measured using the subsidiary’s functional currency, which is the currency of the primary economic environment in which the entity operates for each of the Company’s wholly owned subsidiaries.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of loss and comprehensive loss.

The financial statements of entities that have a functional currency different from the presentation currency of USD are translated into USD as follows: assets and liabilities at the closing rate at the date of the balance sheet, and income and expenses at the average rate of the period as this is considered a reasonable approximation to actual rates. All resulting changes are recognized in other comprehensive income (loss) as translation adjustments.

The Company has monetary items that are receivable from foreign operations. A monetary item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the parent company’s net investment in that foreign operation. Such exchange differences are recognized initially in other comprehensive income and reclassified from equity to net loss on disposal of the net investment in foreign operations.

(d)	Use of estimates and judgements

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of the Company’s accounting policies and the amounts reported in the consolidated financial statements and the related notes. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. These estimates have been applied in a manner consistent with that in prior periods and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the assumptions utilized in these consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis and revisions to estimates are recognized prospectively. The estimates are impacted by many factors, some of which are highly uncertain and actual results may differ from those estimates.

The continuing uncertainty around the outbreak of the novel coronavirus (“COVID-19”) pandemic required the use of judgments and estimates in the preparation of the consolidated financial statements for the year ended December 31, 2021 and 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant impact to the reported amounts of assets, liabilities, revenue and expenses in these and any future consolidated financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include, but are not limited to, impairment of goodwill and intangible assets and allowance for doubtful accounts.

6

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The areas with significant judgements and estimates are as follows:

•	Stock-based compensation – Management uses judgment to determine the inputs to the Black-Scholes option pricing model including the expected option life, and forfeiture rates for equity issued under the Company’s stock option plan and restricted share unit plan. Changes in these assumptions will impact the calculationof fair value and the amount of compensation expense recognized in the consolidated statements of loss and comprehensive loss.

•	Warrants – Similar to other stock-based compensation, management uses judgment to determine the inputs to the Black-Scholes option pricing model including the expected life. Changes in these assumptions will impact the calculation of fair value and the value attributed to the warrants.

•	Internally generated development costs – Management monitors the progress of internal research and development projects and uses judgment to distinguish research from the development phase. Expenditures during the research phase are expensed as incurred. Development costs are recognized as an intangible asset when the Company can demonstrate certain criteria in accordance with IAS 38, Intangible Assets.

•	Functional currency – The functional currency of the Company and its subsidiaries requires management judgment and it has been assessed by management based on consideration of the currency and economic factors that mainly influence revenues, operating costs, financing and related transactions. Changes to these factors may have an impact on the judgment applied in the future determination of the Company’s and its subsidiaries’ functional currency.

•	Income taxes – At the end of each reporting period, the Company assesses whether the realization of deferred tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to, among other things, benefits that could be realized from available income tax strategies and future taxable income, as well as other positive and negative factors. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available income tax strategies are lowered, or if changes in current income tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize deferred tax benefits. The Company’s effective income tax rate can significantly vary quarter-to-quarter for various reasons, including the mix and volume of business in lower income tax jurisdictions and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which income tax losses and deductible temporary differences could be utilized. The Company’s effective income tax rate can also vary due to the impact of foreign exchange fluctuations.

•	Allocation of the transaction price to multiple performance obligations in contracts with customers – Contracts with customers sometimes include promises to deliver multiple products and services. Determining whether such bundled products and services are considered i) distinct performance obligations that should be separately recognized, or ii) non-distinct and therefore should be combined with another good or service and recognized as a combined unit of accounting may require judgment. The determination of the standalone selling price ("SSP") is based on the selling prices charged by the Company when it sells each of the products and services separately. The total transaction price is allocated to each of the distinct performance obligations using the relative SSP of the various products and services. In general, SSP for support and maintenance is established as a percentage of the software license fee as supported by internal analysis of similar vendor contracts. SSP for licenses as well as for professional services is established based on observable prices for the same or similar services when sold separately. Management exercises judgment in determining whether a contract's outcome can be estimated reliably. Management also applies estimates in the calculation of future contract costs and related profitability as it relates to labour hours and other considerations, which are used in determining the value of amountsrecoverable on contracts and timing of revenue recognition. Estimates are continually and routinely revised based on changes in the facts relating to each contract.

•	Allowance for doubtful accounts – The Company performs impairment testing annually for accounts receivable in accordance with IFRS 9. The expected credit loss (“ECL”) model requires judgment, including consideration of how changes in economic factors affect ECLs, which are determined on a probability-weighted basis. The Company applies the simplified approach to determine ECLs on trade receivables by using a provision matrix based on historical credit loss experiences. The historical results were used to calculate the run rates of default which were then applied over the expected life of the trade receivables, adjusted for forward looking estimates.

7

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

•	Goodwill impairment testing and recoverability of assets – Goodwill and indefinite-life intangible assets are reviewed annually for impairment, or more frequently when there are indicators that impairment may have occurred, by comparing the carrying value of the asset, or the cash-generating unit (“CGU”) reflecting the lowest level at which assets generate independence cash flows, to the asset or CGU’s recoverable amount. Management uses judgment in assessing the CGUs and estimates the recoverable values of the Company's CGUs by using internally developed valuation models that considervarious factors and assumptions including forecasted cash flows, revenue growth rates, earnings margins, and discountrates. The use of different assumptions and estimates could influence the determination of the existence of impairmentand the valuation of goodwill and indefinite-life intangibles. The recoverable amount of the CGUs are estimated based on the assessment of the higher of their value in use using a discounted cash flow approach and fair value less cost to sell.

•	Purchase price allocation – In a business combination, all identifiable assets acquired, and liabilities and contingent liabilities assumed are recorded at their fair values. For any intangible asset acquired, management, or where the complexity of the estimate requires, an independent valuation expert at the direction of management, develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the revenue attributable to the acquired business, annual customer attrition rates and royalty rates, earnings before interest, taxes, depreciation and amortization and discount rates. The valuations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. All acquisitions have been accounted for using the acquisition method. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last no greater than one year from the acquisition date.

•	Contingent consideration – The Company measures the contingent consideration payable in a business combination at the estimated fair value at each reporting date. The fair value is estimated based on the range of possible outcomes and management’s assessment of the likelihood of each outcome.

•	Incremental borrowing rate used to discount leases – The Company’s incremental borrowing rate is used to estimate the initial value of the lease liability and associated right of use asset. The Company’s incremental borrowing rate is determined with reference to the Company’s long-term debt which represents the amount that the Company could borrow at within a similar time frame.

3.	Significant accounting policies

i)	Significant accounting policies

Basis of consolidation

The consolidated financial statements of the Company include the accounts of VIQ and the consolidated accounts of all of its wholly-owned subsidiaries including (i) the operations of VIQ Solutions, Inc. (formerly VIQ Solutions (U.S.) Inc.); (ii) the operations of Dataworxs Systems Limited and its wholly-owned subsidiary Dataworxs Australia Pty Ltd. (collectively, “Dataworxs”); (iii) the operations of VIQ Australia Pty. Limited and its wholly-owned subsidiaries VIQ Solutions Pty. Ltd. ,VIQ Solutions Australia PTY Ltd, VIQ Pty Ltd and VIQ Australia Services Pty Ltd . (collectively, “VIQ Australia Pty Limited”),

(iv) the operations of VIQ Services Inc. and its wholly owned subsidiaries, Net Transcripts, Inc., Transcription Express, Inc., HomeTech, Inc., VIQ Media Transcription Inc., and wordZXpressed, Inc., and (v) the operations of VIQ Solutions (UK) Limited and its wholly owned subsidiary VIQ Services (UK) Limited and The Transcription Agency LLP (“TTA”).

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

Inventories

Inventories of finished goods and raw materials and supplies are valued at the lower of cost and net realizable value. Netrealizable value is the estimated selling price in the ordinary course of business less any applicable selling expenses. Cost isdetermined on a weighted average basis. Reversals of previous write-downs to net realizable value are recognized when there is a subsequent increase in the value of inventories.

Restricted cash

Restricted cash is recorded at fair value. Changes to fair value are recorded in the consolidated statements of loss and  comprehensive loss in the period incurred. Restricted cash is required to satisfy operating lease requirements.

8

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Rates and basis of depreciation applied to write off the cost of property and equipment to their residual values over their estimated useful lives are as follows:

Furniture and fixtures	10-13 years
Computer and transcription equipment	3-4 years
Leasehold improvements	Over the term of the lease

An asset’s residual value, useful life and depreciation method are reviewed, and adjusted prospectively if appropriate, on an annual basis. Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the period which they are incurred. Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of selling and administrative expenses in the consolidated statements of loss and comprehensive loss.

Intangible assets

Intangible assets with infinite lives that are acquired separately are measured at fair value. Intangible assets with finite lives that are acquired separately are measured on initial recognition at fair value, which comprises its purchase price plus any directly attributable costs of preparing the asset for its intended use.

Our acquired intangible assets consist of customer relationships, acquired technology, non-compete agreements and brands acquired in business combinations. These intangible assets are recorded at their fair value at the respective acquisition date. We use the income approach as a valuation technique that calculates the fair value of an intangible asset based on the present value of future cash flows that the asset can be expected to generate over its remaining useful life. The discounted cash flow (“DCF”) is the methodology used, which is a form of the income approach that begins with a forecast of the annual cash flows a market participant would expect the subject intangible asset to generate over a discrete projection period. The future cash flow for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the intangible assets’ projected cash flows, again, from a market participant perspective. The Company relies on the relief-from-royalty method to value the acquired technology and brand and the Multi- Period Excess Earnings of (“MEEM”) method to value customer relationship assets. After initial recognition, intangible assets are measured at cost less accumulated amortization and impairment losses.

The estimated useful lives at acquisition date for the Company’s classes of intangible assets are as follows:

Acquired Technology	5 years
Customer Relationships	4.8 – 13 years
Brands	3 – 5 years
Non-Compete agreements	Term of agreement

The estimated useful life and amortization methods are reviewed annually, with the effect of any change in estimate beingaccounted for on a prospective basis. These assets are subject to an impairment test as described below. Our internally generated intangible assets consist of developed technologies. The Company incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and touse or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset duringits development; otherwise, they are expensed as incurred. Costs associated with maintaining computer software programs arerecognized as an expense as incurred. Internally generated software development costs recognized as intangible assets are carried at cost less any accumulated amortization on a straight- line basis over 3 years after they are completed.

These assets are subject to an impairment test as described below.

9

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Business combinations

IFRS 3, Business Combinations (“IFRS 3”), requires business combinations to be accounted using the acquisition method. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date. Business acquisition costs incurred are expensed and included in transaction costs. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. The excess of (i) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (ii) fair value of the net identifiable assets acquired is recorded as goodwill.

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any. For the purposes of impairment testing, goodwill is allocated to each CGU or a group of CGUs that is expected to benefit from the synergies of the combination.

A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the consolidated statements of loss and comprehensive loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal. Determining whether goodwill is impaired requires an estimation of the higher of fair value less costs of disposal and value in use of the CGUs which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

Capital stock

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. The proceeds from the issuance of units (shares and warrants) are bifurcated between capital stock and warrants, with the value of the warrants determined using the Black-Scholes option pricing model.

Financial instruments

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition offinancial assets subsequently measured at fair value through profit or loss are expensed in the consolidated statements of loss andcomprehensive loss when incurred.

Classification and subsequent measurement

On initial recognition, financial assets are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Financial assets are classified as follows:

•	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in the consolidated statements of loss and comprehensive loss. Financial assets measured at amortized cost are comprised of trade receivables.

10

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

•	Fair value through other comprehensive income (FVOCI) - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in the consolidated statements of loss and comprehensive loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to net loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

•	Mandatorily at fair value through profit or loss (FVTPL) - Assets that do not meet the criteria to be measured at amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets mandatorily measured at fair value through profit or loss are comprised of cash and cash equivalents.

•	Designated at FVTPL – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in the consolidated statements of loss and comprehensive loss. The Company does not hold any financial assets designated to be measured at fair value through profit orloss.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money. The Company measures all equity investments at fair value. Changes in fair value are recorded in the consolidated statements of loss and comprehensive loss. The entity does not hold any equity investments.

Impairment of financial assets

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions.

The Company applies the simplified approach for trade receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

11

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses. For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated balance sheet as a deduction from the gross carrying amount of the financial asset. Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable totheir issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in the consolidated statements of loss and comprehensive loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

The standard contains three classifications categories for financial assets: measured at amortized cost, FVOCI and FVTPL. The classification for each class of the Company’s financial assets and financial liabilities is as follows:

Financial assets and liabilities	IFRS 9 Classification
Cash and restricted cash	FVTPL
Trade and other receivables	Amortized cost
Trade and other payables	Amortized cost
Long-term debt	Amortized cost
Convertible note	Amortized cost
Share appreciation rights plan obligations	FVTPL
Share based payment liability	FVTPL
Derivative warrant liability	FVTPL
Conversion feature derivative liability	FVTPL

Compound financial instruments

Convertible notes issued with warrants are evaluated whether any embedded derivatives need to be separated from the host instrument. In accordance with IAS 32.31 for compound financial instruments, because equity instruments are defined as contracts evidencing a residual interest in the assets of an entity after deducting all of its liabilities, the warrants are assigned the residual amount of the consideration after deducting the fair value of the liability components and are subsequently carried at historical cost. The liability components represent the host debt and the embedded conversion feature.

The embedded derivative conversion option is separated from its host contract on the basis of its stated terms and initially measured at fair value using the Black-Scholes model, with the host debt contract being the residual amount after separation. Subsequently, the loan payable component is measured at amortized cost using the effective interest method over the term of the loan. The loan component is accreted to the face value by recording accretion expense. The values of the conversion feature are re-measured at each reporting date until settlement, with changes in the fair value recorded in the consolidated statements ofloss and comprehensive loss.

12

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Unit issuances comprising of one common share and one-half warrant share are segregated between the capital stock and warrant value components at the date of issue. The fair value of the capital stock component is calculated using the shareprice at the date of the issuance. The fair value of the warrants is calculated using the Black Scholes pricing model. Amounts allocated to each component are allocated using the relative fair value basis.

Leases

In accordance with IFRS 16, Leases (“IRS 16”), at inception of a contract, the Company assesses whether the contract is or contains a lease based on whether the contract conveys the right to control the use of an identified asset for a period oftime in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, based on the initial amount of the lease liability.The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Impairment of property and equipment, definite life intangibles, indefinite life intangibles and goodwill

For purposes of assessing impairment under IFRS, assets are grouped in CGUs, the lowest levels for which the group of assets can generate largely independent cash inflows. The Company has ten CGUs, which consist of VIQ Solutions PTY Ltd, Dataworxs, Net Transcripts, Transcription Express, HomeTech, wordZXpressed, VIQ Media Transcription, VIQ Solutions Inc., The Transcription Agency and Auscript and the CGUs with goodwill or indefinite lived intangibles are tested for impairment at least annually. All other long-lived assets and finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s or CGU’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell or value-in-use. To determine the value-in-use, management estimates expected future cash flows from the cash-generating unit and determines a suitable pre-tax discount rate in orderto calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Company’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements.

Discount rates have been determined for each of the CGUs and reflect their respective risk profile as assessed by management. Impairment losses for the CGUs reduce first the carrying amount of any goodwill allocated to that CGU,with any remaining impairment loss charged pro rata to the other assets in the CGU.

With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the assets’ recoverable amount exceeds its carrying amount only to the extent that the new carrying amount does not exceed the carrying value of the asset had it not originally been impaired.

Property and equipment and definite life intangibles are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. For the purpose of measuring recoverable values, assets are grouped at the lowest levels for which there are separately identifiable cash flows, which are its CGUs. The recoverable value is the higher of an asset’s fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money andthe risk specific to the asset. An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable value.

13

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Revenue recognition

Revenue represents the amount of consideration the Company expects to receive for the delivery of products and services in its contracts with customers, net of discounts and sales taxes. The Company reports revenue mainly under seven revenue categories being, Technology services, Software license, Support and maintenance, SaaS, Professional services, and Hardware and other.

Revenue is recognized upon transfer of control of products or services to customers at an amount that reflects the transaction price the Company expects to receive in exchange for the products or services. The Company’s contracts with customers often include the delivery of multiple products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The accounting for a contract or contracts with a customer that contain multiple performance obligations requires the Company to allocate the contract or contracts’ transaction price to the identified distinct performance obligations.

Technology services revenue consists of fees charged for recurring services provided to our customers. Technology service revenue is recognized when the service is delivered to the customer. The Company has select customers where a flat rate is charged and revenue is recognized on a monthly basis.

Software license revenue is comprised of non-recurring license fees charged for the use of our software products generally licensed under perpetual arrangements and to a lesser extent sale of third - party license software. The Company sells on- premises software licenses on a perpetual basis. On-premises software licenses are bundled with software maintenance and support services for a term. The license component and maintenance and support components are each allocated revenue using their relative estimated SSP. Revenue from the license of distinct software is recognized at the time that both the right- to-use software has commenced and the software has been made available to the customer.

Support and maintenance and other recurring revenue primarily consist of fees charged for customer support on our software products post-delivery. Certain of the Company’s contracts with customers contain provisions that require the customer to agree to first year support and maintenance in order to maintain the active right to use a perpetual license. Support and maintenance and other recurring revenue primarily consists of fees charged for customer support on software products post- delivery.

Revenue from software-as-a-service (SaaS) arrangements, which allows customers to use hosted software over a term without taking possession of the software, are provided on a subscription basis. Revenue from the SaaS arrangement, which includes the hosted software and maintenance is recognized ratably over the term of the subscription.

Professional service revenue consists of fees charged for customization, implementation, integration, training and ongoing services associated with our software products and technology services. Professional services are typically billed on a time and material basis and revenue is recognized over time as the services are performed. For professional services contracts billed on a fixed price basis, revenue is recognized over time based on the proportion of services performed. Hardware revenue includes the resale of third-party hardware that forms part of the overall customer solutions. Hardware revenue is recognized when the goods are shipped.

Cost of sales

Cost of sales for the computer products and services business segment includes the cost of finished goods inventory, costs related to shipping and handling and expenses relating to software support services. Cost of sales for the transcription business segments includes production wages and other associated costs.

Income taxes

The income tax provision comprises current and deferred tax. Income tax is recognized in the consolidated statements ofloss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

14

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the asset is realized or liability is settled. Deferred tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences,unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences in the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred tax assets and liabilities are recognized for the tax effects of these differences. Deferred tax assets and liabilities are not recognized for temporary differences arising from goodwill orfrom the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Net loss per common share

Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is calculated by dividing the applicable net loss by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The dilutive effect of outstanding stock options and warrants on earnings per share is calculated by determining the proceeds for the exercise ofsuch securities which are then assumed to be used to purchase common shares of the Company.

Stock-based compensation

The Company has a stock option plan for directors, officers and employees, a deferred share unit (“DSU”) plan for directors and a share appreciation rights (“SAR”) plan for directors, officers, employees, and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Other than the DSU grants, the fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period, based on the number of awards expected to vest, with the offset credited to contributed surplus, and share appreciation rights plan obligations. Forfeitures are estimated at the grant date and are revised to reflect changes in actual forfeitures. The number of awards expected to vest is reviewed quarterly, with any impact being recognized immediately. When options are exercised the amount received is credited to capital stock and the fair value attributed to these options is transferred from contributed surplus to capital stock. As the SAR is a cash-settled plan, the fair value is recognized as a liability in the consolidated balance sheet and is re-measured each period using the Black- Scholes options pricing model and charged to the consolidated statements of loss and comprehensive loss at each reporting date until the award is settled.

The holder of the DSU will only be able to redeem the DSUs in shares upon cessation of their service with the Company, therefore, the Company records DSUs as equity. Grants of DSUs are recorded at fair value in selling and administration expense at the time of grant. The quoted market price of the underlying shares on the grant date is considered to be equivalent to fair value for the DSUs. The charge to equity for DSUs is not updated to fair value at each subsequentreporting period. Upon settlement, the amount recognized in contributed surplus for the award is reclassified to sharecapital, with any premium or discount applied to deficit.

Government assistance

The Company recognizes government grants when there is reasonable assurance that the grant will be received, and any conditions associated with the grant have been met. Grants that compensate the Company for expenses incurred are recognizedin the consolidated statement of loss and comprehensive loss as a reduction of the related expenses in the period in which theyare earned, provided the conditions for receiving the grant are met in that period.

Research and development credits

Investment tax credits are accrued when qualifying expenditures are incurred and there is reasonable assurance that the credits will be realized. Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of loss and comprehensive loss as a reduction of expenses. Investment tax credits associated with capital expenditures are reflected as reductions in the carrying amounts of capital assets.

15

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Comprehensive loss

Comprehensive loss consists of net loss and other comprehensive income (loss). Other comprehensive income (loss) represents changes in shareholders’ equity and includes foreign exchange gains and losses on the translation of the financial statements of the Company’s foreign operations into its presentation currency and is presented as accumulated other comprehensive income (loss) on the consolidated balance sheet. The Company’s net loss per share presented on the consolidated statements of loss and comprehensive loss is based upon its net loss and not its comprehensive loss.

(ii) Standards and interpretations issued but not yet effective

Deferred Tax related assets and liabilities arising from a Single Transaction (Amendments to IAS 12)

The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g. leases and decommissioning liabilities. The amendments apply for annual reporting periods beginning on or after 1 January 2023. For leases and decommissioning liabilities, the associated deferred tax asset and liabilities will need to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments apply to transactions that occur after the beginning of the earliest period presented. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier adoption is permitted. The Company is currently assessing the impact of this new amendment.

IAS 37 – Provisions, Contingent Liabilities and Contingent Assets

The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments apply for annual reporting periods beginning on or after 1 January 2022 to contracts existing at the date when the amendments are first applied. At the date of initial application, the cumulative effect of applying the amendments is recognized as an opening balance adjustment to retained earnings or other components of equity, as appropriate. The comparatives are not restated.

The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. The Company is currently assessing the impact of this new amendment.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously "significant") accounting. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently assessing the impact of these amendments.

Definition of Accounting Estimates (Amendments to IAS 8)

In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently assessing the impact of these amendments.

Other Standards

The following new and amended standards are not expected to have a significant impact on the Company’s consolidated financial statements.

•	COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16).

•	Annual Improvements to IFRS Standards 2018–2020.

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).

•	Reference to Conceptual Framework (Amendments to IFRS 3).

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).

16

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

•	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts.

4.	Acquisitions 2021 Acquisitions:

On October 1, 2021, the Company through its UK subsidiaries, VIQ Solutions (UK) Limited and VIQ Services (UK) Limited, acquired, 99% and 1% respectively of the assets of The Transcription Agency LLP (“TTA”). TTA is a leading supplier of secure outsourced transcription services to clients in private and public sectors throughout the United Kingdom and complements the Company’s transcription services business.

On December 13, 2021, the Company through its Australia subsidiary VIQ Solutions Australia Pty Ltd. acquired certain assets of Auscript Austalasia Pty Ltd. (“Auscript”). Auscript is a leading supplier of secure court recording and transcription services for courts and law firms throughout Australia and complements the Company’s transcription services business. The acquisition was funded by utilizing cash on hand. As part of this transaction, an estimated $150,000 is to be paid as contingent consideration via a performance-based earn-out payable over 7 months. The maximum contingent consideration to be paid is

$150,000. At the date of acquisition, contingent consideration was measured on an undiscounted cash flow basis as amounts will be paid within 7 months. The acquisitions were funded by utilizing cash on hand and $9,135,131 was paid during 2021.

The acquisitions completed during the year ended December 31, 2021 were each determined to be a business combination and were accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective October 1, 2021 for TTA and December 13, 2021 for Auscript.

The total consideration for the acquisitions and the purchase price allocation are as follows:

	Measurement
	TTA (final)	Auscript (preliminary)	Total
Consideration
Cash	$1,638,275	$7,496,856	$9,135,131
Contingent consideration	–	150,000	150,000
Total Consideration	1,638,275	$7,646,856	9,285,131
Identifiable assets acquired and liabilities assumed
Trade and other receivables net of allowance for doubtful accounts	86,795	2,124,687	2,211,482
Prepaid expenses and deposits	–	168,009	168,009
Property and equipment	–	283,394	283,394
Right of use assets	–	912,910	912,910
Trade and other payable and accrued liabilities	(137,661)	(1,886,414)	(2,024,075)
Current portion of contract liabilities	(16,679)	(44,313)	(60,992)
Lease obligations	–	(911,101)	(911,101)
Deferred tax liability	(314,108)	(852,557)	(1,166,665)
Customer relationships (note 8)	1,080,800	2,552,075	3,632,875
Non-compete (note 8)	67,550	57,030	124,580
Brand (note 8)	107,981	734,256	842,237
Goodwill	$763,597	$4,508,880	$5,272,477

The valuations of the property and equipment and intangible assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis. The Company is still assessing the future attrition and growth rates as it relates to the Customer relationships acquired. Fair values assigned to these assets and liabilities may be subsequently adjusted with a corresponding adjustment to goodwill prior to one year after the date of acquisition, which is October 1, 2023 to TTA and December 13, 2023 for Auscript.

For the year ended December 31, 2021 consolidated revenues of $31,046,812 include revenue from acquisitions of $933,299 (TTA: $315,151; Auscript: $618.148). Net loss for the year ended December 31, 2021 of $19,353,339 includes loss from acquisitions of $367,045 (TTA: loss of $90,316; Auscript: loss of $276,729).

17

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

During the year ended December 31, 2021, the Company incurred $539,734 in business acquisition costs related to the acquisitions which have been expensed and recorded as business acquisitions costs in the consolidated statements of loss and comprehensive loss (December 31, 2020 - $19,058).

If the TTA and Auscript acquisitions would have occurred on January 1, 2021, management estimates that the pro forma consolidated revenue for the year ended December 31, 2021 would have been $53,196,189 and net loss for the year ended December 31, 2021 would have been $18,349,208 as compared to the amounts reported in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2021. This unaudited pro forma financial information is for information purposes only and is notindicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the period presented or the results that may be realized in the future.

2020 Acquisitions:

On January 31, 2020, the Company through its US subsidiary, VIQ Media Transcription Inc., acquired 100% of the assets of ASC. ASC was a provider of transcription services focused on the multi-speaker transcription market, serving both government and public ‘content creation space’ and complements the Company’s transcription services business. As part of this transaction, an estimated $2,038,596 was to be paid as contingent consideration via a performance-based earn-out payable quarterly over 30 months. With respect to the contingent consideration, the Company had agreed to make quarterly payments to the sellers between July 15, 2020 and April 15, 2023 based on the achievement of quarterly revenue targets as defined in the purchase agreement. At the date of acquisition, contingent consideration was measured on a discounted cash flow basis, reflecting the present value of undiscounted expected future payments of $2,948,083 which is the expected payout based on forecast revenues at that date, discounted using a risk-adjusted discount rate of 20.6 percent.

On February 26, 2020, the Company through its US subsidiary VIQ Services Inc., acquired 100% of the shares of WordZ. WordZ was a provider of English transcription services to medical service providers and to insurance companies in the USA and complements the Company’s transcription services business. As part of this, an estimated $1,671,670 was to be paid as contingent consideration via a performance-based earnout payable quarterly over 36 months. The Company had agreed to make quarterly payments to the sellers between October 1, 2020 and July 1, 2023 based on the achievement of quarterly revenue targets as defined in the purchase agreement. At the date of acquisition, contingent consideration was measured on a discounted cash flow basis, reflecting the present value of undiscounted expected future payments of $2,175,231, which is the expected payout based on forecast revenues, discounted using a risk-adjusted discount rate of 16.1 percent.

The acquisitions completed during the year ended December 31, 2020 were each determined to be a business combination and were accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective January 31, 2020 for ASC and February 26, 2020 for WordZ.

During the year ended December 31, 2021, the contingent consideration of WordZ and ASC was adjusted based on the revision of the estimated quarterly revenue target achievements, due to decline in operational performance. During the year ended December 31, 2021, the Company further revised the forecasted quarterly revenue target achievements and reported a gain on contingent consideration of $202,350, which is comprised of a loss on contingent consideration of $32,621 for the additional earnout payable for Wordz and a gain on contingent consideration of $234,971 for the reduction in earnout payable for ASC (2020 - 946,503 was reported as a gain on contingent consideration of which $89,449 was recorded as additional earnout payable for ASC and $1,035,952 was recorded as a reduction in earnout payable for WordZ). Additionally, accretion expense of $455,675 was recorded for ASC and WordZ during the year ended December 31, 2021 (2020 - $377,312). Earnout payments totaling $1,434,766 (2020 - $377,312) was made to the previous owners of ASC and WordZ.

On December 23, 2021, the Company entered into a settlement agreement with the former owners of ASC to settle all earnout payment obligations in the amount of $1,165,770 and recorded a gain on settlement of $130,220. The long-term contingent consideration payable to ASC at December 31, 2021 was nil (2020 – $1,145,677).

As at December 31, 2021, total contingent consideration payable to WordZ sellers is $523,926 (2020 - $744,696), of which $357,323 (2020 - $314,845) is recorded as trade and other payables and accrued liabilities, and $166,603 has been recorded as long-term contingent consideration (2020 - $429,851).

18

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The accounting for the ASC and WordZ acquisitions were complete as of December 31, 2020. The total consideration for the acquisitions and the purchase price allocation is as follows:

	ASC	WordZ	Total
Consideration
Cash	$3,136,500	$1,275,000	$4,411,500
Promissory note	–	914,677	914,677
Contingent consideration	2,038,596	1,671,670	3,710,266
Total Consideration	$5,175,096	$3,861,347	$9,036,443
Identifiable assets acquired and liabilities assumed
Net tangible assets acquired (liabilities assumed)	(869,706)	(72,485)	(942,191)
Customer relationships (note 8)	2,880,000	2,220,000	5,100,000
Non-compete (note 8)	–	70,000	70,000
Brand (note 8)	550,000	190,000	740,000
Goodwill	$2,614,802	$1,453,832	$4,068,634

5.	Trade and other receivables

	December 31, 2021	December 31, 2020
Trade accounts receivable	$4,423,315	$4,233,012
Other receivable (note 6)	1,487,255	366,077
Less: allowance for doubtful accounts (note 21)	(316,202)	(123,338)
	$5,594,368	$4,475,751

As at December 31, 2021, other receivable relates to unbilled revenue of $807,067 (2020 - $297,581) and government assistance receivable of $574,703 (2020 – $68,496) (note 6) and sales tax receivable and other receivables of $105,485 (2020 - $6,761).

6.	Government Assistance

Australian Business Wage Subsidies

The Australian government introduced programs to support Australian businesses whose revenues were impacted by the COVID-19 pandemic. The government is providing wage subsidies to qualifying companies of approximately AUD$750 per employee per week. For the year ended December 31, 2021, the Company determined that it qualified for the subsidies and submitted claims for $208,077 (2020 – $2,017,189) for the Australian Business Wage Subsidies, which has been received and recognized as a reduction to the related payroll expenses in the consolidated statements of loss and comprehensive loss.

Canadian Emergency Wage Subsidy (“CEWS”) and Canadian Emergency Rent Subsidy (“CERS”)

The Canadian government introduced programs to support Canadian businesses whose revenues were impacted by the COVID- 19 pandemic. The government is providing wage and rent subsidies to eligible companies based on percentage decrease in revenue per eligible periods. For the year ended December 31, 2021, the Company determined it was not qualified for these subsidies and no claims were submitted for CEWS (2020 – $111,529) and for CERS (2020 – $6,725).

U.S. Employee Retention Credit Program

During the year ended December 31, 2021, the Company determined it was qualified for the U.S. Employee Retention Credit. This program provides the Company with a refundable tax credit against certain employment taxes equal to 50% of the qualified wages. The Company received $1,453,735 of which $917,759 was recognized as a reduction to operating expenses against related salary costs and $535,976 was a reduction to cost of sales in the consolidated statements of loss and comprehensive loss.

19

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

U.S. Paycheck Protection Program Loan

During the year ended December 31, 2021, no loan was received relating to the U.S. Paycheck Protection Program Loan. On April 24, 2020, the Company received a loan for $2,159,000 under the U.S. Small Business Administration Paycheck Protection Program through BMO Harris Bank at an interest rate of 1% maturing in two years. Principal and interest are duebeginning seven months from the date of the note. Generally, the loan will be forgiven if utilized for payment of qualifying expenses during the 24-week period that begins at the origination date of the loan. As at December 31, 2020, the balance of $260,230 was unutilized and reported as long-term debt of which $214,307 was recorded as current portion. Refer to note 10.

For the year ended December 31, 2020, the Company determined that it qualified for the subsidies and submitted claims for the three COVID-19 related government support programs described above for a total of subsidy of $4,034,313, which has been received. Of the subsidies amount received, $1,203,327 was recognized as a reduction to operating expenses against related salary costs and other expenses in the consolidated statement of loss and comprehensive loss during the year ended December 31, 2020, and $2,830,986 as a reduction to cost of sales during the year ended December 31, 2020. As at December 31, 2021, the consolidated statement of financial position included assistance receivable of $574,703 (2020 - $68,496) in trade and other receivables.

7.	Property and equipment

Details of the Company’s property and equipment as of December 31, 2021 and December 31, 2020 are listed as follows:

	Balance January 1, 2021	Acquisition	Additions/ Disposals	Foreign exchange	Balance December 31,2021
Cost
Furniture and fixtures	268,018	31,842	746	21,227	321,833
Computer and transcription equipment	1,499,729	218,696	78,458	15,888	1,812,771
Buildings – Leasehold Improvements	4,920	38,114	–	17	43,051
	1,772,667	288,652	79,204	37,132	2,177,655
Accumulated depreciation
Furniture and fixtures	219,306	–	13,844	7,461	240,611
Computer and transcription equipment	1,335,406	–	111,884	25,722	1,473,012
Buildings – Leasehold Improvements	2,120	–	938	–	3,058
	1,556,832	–	126,666	33,183	1,716,681
Net book value	$215,835				$460,974

20

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

	Balance January 1, 2020	Additions/ (Disposals)	Foreign exchange	Balance December 31, 2020
Cost
Furniture and fixtures	253,977	13,971	70	268,018
Computer and transcription equipment	1,298,714	188,327	12,688	1,499,729
Building – Leasehold improvements	4,817	-	103	4,920
	$1,557,508	202,298	12,861	$1,772,667
Accumulated depreciation
Furniture and fixtures	204,713	14,543	50	219,306
Computer and transcription equipment	1,239,819	86,400	9,187	1,335,406
Building – Leasehold improvements	1,389	668	63	2,120
	1,445,921	101,611	9,300	1,556,832
Net book value	$111,587			$215,835

21

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

8.	Intangible assets and goodwill

Details of the Company’s intangible assets as of December 31, 2021 and December 31, 2020 are listed as follows:

	Balance December 31, 2020	Acquisitions (note 4)	Additions	Foreign exchange	Balance December 31, 2021
Cost
Customer relationships	$11,775,697	3,632,875	–	50,586	$15,459,158
Technology	470,000	–	–	–	470,000
Non-compete	51,031	124,580	–	529	176,140
Brand	1,520,899	842,237	–	12,403	2,375,539
Patents	–		15,232	–	15,232
Internally generated intangible assets	7,015,035	–	2,349,501	7,415	9,371,951
	$20,832,662	4,599,692	2,364,733	70,933	$27,868,020
Accumulated amortization
Customer relationships	4,099,565		2,260,372	1,598	6,361,535
Technology	196,499	–	94,000	–	290,499
Non-compete	19,638	–	37,105	–	56,743
Brand	133,921	–	215,574	–	349,495
Patents	–	–	–	–	–
Internally generated intangible assets	4,264,687	–	1,777,451	5,470	6,047,608
	8,714,310	–	4,384,502	7,068	13,105,880
Net book value	$12,118,352				$14,762,140

	Balance December 31, 2020	Acquisitions (note 4)	Additions	Impairment	Foreign exchange	Balance December 31, 2020
Cost
Customer relationships	$7,393,708	5,100,000	–	(726,467)	8,456	$11,775,697
Technology	470,000	–	–	–	–	470,000
Non-compete	–	70,000	–	(18,969)	–	51,031
Brand	840,000	740,000	–	(59,101)	–	1,520,899
Internally generated intangible assets	5,259,287	–	1,642,783	–	112,965	7,015,035
	$13,962,995	5,910,000	1,642,783	(804,537)	121,421	$20,832,662
Accumulated depreciation
Customer relationships	$1,812,833	–	2,276,341	–	10,391	4,099,565
Technology	102,499	–	94,000	–	–	196,499
Non-compete	–	–	19,638	–	–	19,638
Brand	–	–	133,921	–	–	133,921
Internally generated intangible assets	1,831,202	–	2,289,348	–	144,137	4,264,687
	$3,746,534	–	4,813,248	–	154,528	$8,714,310
Net book value	$10,216,461					$12,118,352

22

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Details of the Company’s goodwill as of December 31, 2021 and December 31, 2020 are listed as follows:

	Balance January 1, 2021	Acquisitions (note 4 )	Foreign exchange	Balance December 31, 2021
VIQ Solutions PTY Ltd.	$650,001	–	(37,427)	$612,574
Dataworxs	141,018	–	486	141,504
Net Transcripts	1,575,511	–	–	1,575,511
Transcription Express	1,516,904	–	–	1,516,904
HomeTech	477,860	–	–	477,860
ASC (VIQ Media Transcription)	2,614,802	–	–	2,614,802
The Transcription Agency LLP	–	763,597	–	763,597
Auscript	–	4,508,880	71,468	4,580,348
	$6,976,096	$5,272,477	$34,527	$12,283,100

	Balance January 1, 2020	Acquisitions (note 4)	Adjustments	Foreign exchange	Balance December 31, 2020
VIQ Solutions PTY Ltd.	587,187	–	–	62,814	650,001
Dataworxs	138,053	–	–	2,965	141,018
Net Transcripts	1,575,511	–	–	–	1,575,511
Transcription Express	1,516,904	–	–	–	1,516,904
HomeTech	477,860	–	–	–	477,860
ASC (VIQ Media Transcription)	–	2,614,802	–	–	2,614,802
WordZ	–	1,453,832	(1,453,832)	–	–
$ 4,295,515		$4,068,634	$(1,453,832)	$65,779	$6,976,096

Impairment testing for cash-generating units containing goodwill

The annual impairment test of goodwill was performed as of December 31, 2021. The recoverable amount of the Company’s CGUs tested determined using the higher of value in use or fair value less cost to sell.

•	Value in use was estimated based on an assessment of their value in use using a discounted cash flow approach. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events. The Company has made certain assumptions in determining the cash flow projections based over a five-year period from 2022 to 2025 on budgets approved by management and include management’s best estimate of expected market conditions. The cashflow projections include certain key assumptions regarding revenue growth rates, terminal revenue growth rates and current income tax rates. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and the Company would be required to recognize an impairment loss. The Company determined the revenue growth rate, the terminal revenue growth rate based on past performance and its expectations for market development.The pre-tax discount rates used reflect specific risks in relation to the CGUs.

•	Fair value less costs to sell was estimated by using a discounted cash flow approach, similar to the approach under the value in use amounts; however, adjusted for market participant assumptions and estimates. The market participant assumptions and estimates include cost savings for outsourcing of cost of sales the assessment of multiples of operating performance of comparable entities and precedent transactions in that industry.

23

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

Goodwill is allocated to CGUs, or groups of CGUs, based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs, or groups of CGUs, that are expected to benefit from the synergies and future growth of the business combination from which the goodwill arose. We make judgments in determining CGUs and the allocation of goodwill to CGUs or group of CGUs for the purpose of impairment testing.

With respect to the VIQ Solutions Inc CGU, there are no goodwill or indefinite life intangible assets associated with that CGU and no triggering events as at December 31, 2021. Consequently, no further impairment analysis was performed on that CGU.

For each of the following CGUs, or group of CGUs, the following are key assumptions on which management based its determinations of the recoverable amount for goodwill based on value in use:

Assumptions 2021	VIQ Solutions PTY	Dataworxs Australia Ltd.	VIQ US
Carrying value of goodwill	612,574	141,504	3,570,275
Revenue Growth Rate	3.0%	3.0%	3.0%
Terminal Growth Rate	2.0%	2.0%	2.0%
Pre-tax discount rate	16.3%	16.3%	16.3%

The following are key assumptions on which management based its determinations of the recoverable amount for goodwill based on each CGU’s fair value less cost to sale:

Assumptions 2021	TTA	Auscript	VIQ Media Transcription
Carrying value of goodwill	763,597	4,580,348	2,614,802
Revenue Growth Rate	0.4%	3%	3%
Terminal
revenue	1%	3%	2%
growth rate
Pre-tax discount rate	28.5%	33.4%	18.3%

We did not recognize an impairment charge related to our goodwill or intangible assets in 2021 because the recoverable amounts of the CGUs, or groups of CGUs, exceeded their carrying values.

In 2020, in determining the recoverable amount, management estimated the expected future cash flows from the WordZ CGU and applied a suitable pre-tax discount rate in order to calculate the present value of those cash flows. The analysis revealed that recoverable amount of $1,328,778 of the CGU is less than the carrying amount of $3,587,147 and as such, an impairmentloss was allocated to reduce the carrying amount of the goodwill, customer relationships, brand, and non-compete intangible assets.

24

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The Company recorded an impairment charge of $2,258,369 in the consolidated statements of loss and comprehensive loss in 2020 for the WordZ CGU reducing the carrying value of goodwill and acquired intangible assets. The WordZ CGU provides technology services to the insurance, law enforcement, and legal industry.

9.	Long term debt

	Crown Capital (a)	Word Z Promissory note (b)	WordZ SBA Loan (b)	Transcription Express VTB Loan (b)	HomeTech VTB Loan (b)	Total
Balance as at January 1, 2021	$11,093,400	$617,751	$45,923	$–	$381,725	$12,138,799
Add: current portion	304,746	446,552	214,307	280,531	240,000	1,486,136
	$11,398,146	$1,064,303	$260,230	$280,531	$621,725	$13,624,935
Interest expense	1,232,349	49,890	–	5,892	–	1,288,131
Accretion expense	347,372	102,462	–	–	61,597	511,431
Interest payment	(1,231,369)	(39,109)	(832)	(5,892)	–	(1,277,202)
Debt repayment	–	(407,443)	(145,129)	(280,531)	(240,000)	(1,073,103)
Foreign exchange translation	34,629	–	–	–	–	34,629
Balance as at December 31, 2021	$11,781,127	$770,103	$114,269	$–	$443,322	$13,108,821
Less: Current portion	(308,892)	(446,552)	(114,269)	–	(240,000)	(1,109,713)
	$11,472,235	$323,551	$–	$–	$203,322	$11,999,108

	Crown Capital (a)	Word Z Promissory note (b)	WordZ SBA Loan	Transcription Express VTB Loan (b)	HomeTech VTB Loan (b)	Total
Balance as at January 1, 2020	$5,964,602	$–	$–	$–	$541,035	$6,505,637
Add: current portion	–	–	–	863,438	240,000	1,103,438
	$5,964,602	$–	$–	$863,438	$781,035	$7,609,075
Debt advancement	4,482,659	915,105	260,230	–	–	5,657,994
Interest expense	1,409,961	50,865	–	84,731	–	1,545,557
Accretion expense	313,112	98,333	–	–	80,690	492,135
Interest payment	(982,969)	–	–	(69,607)	–	(1,052,576)
Debt repayment	–	–	–	(598,031)	(240,000)	(838,031)
Foreign exchange translation	210,781	–	–	–	–	210,781
Balance as at December 31, 2020	$11,398,146	$1,064,303	$260,230	$280,531	$621,725	$13,624,935
Less: Current portion	(304,746)	(446,552)	(214,307)	(280,531)	(240,000)	(1,486,136)
	$11,093,400	$617,751	$45,923	$–	$381,725	$12,138,799

(a)	Crown Capital Funding Partner LP

The Company entered a secured debt facility with Crown Capital Funding Partner LP (“Crown”) with maximum available funds of

$11,811,000 (CAD$15,000,000) bearing an interest rate of 10 percent payable quarterly. The loan is secured by a general security agreement covering all assets of the Company. The outstanding principal balance of the loan is repayable on November 28, 2023. On initiation of the debt facility on November 28, 2018, 450,000 common share purchase warrants were issued to Crown. A value of $623,152 (CAD$828,917) was attributed to the 450,000 warrants and was recorded in contributed surplus.

Each warrant is convertible into one common share in the capital of the Company at a price per share equal to CAD$2.06 until November 28, 2023. In addition, in lieu of payment of the debt facility origination fee, the Company issued 106,383 common shares to Crown at a deemed price of CAD$2.80 which was equal to the 20-day volume weighted trading price on the trading day immediately preceding November 28, 2018. A value of $225,530 (CAD$300,000) was attributed to the 106,383 common shares and has been included in capital stock. During 2018, the Company had drawn $6,548,461 (CAD$8,935,000) of the available facility.

25

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

In March 2020, in connection with the acquisition of ASC and WordZ (note 4), the Company borrowed the remaining $4,566,945 (CAD$6,065,000) of the available facility. The fair value of this drawdown was $4,482,659 at March 2020. As part of this transaction, the Company and Crown entered into an amendment to the Debt Facility, pursuant to which 450,000 new common share purchase warrants were issued to Crown and previously issued 450,000 common share purchase warrants were concurrently cancelled. The new warrants reflect a price per Share equal to CAD$2.06 until expiry on November 28, 2023. As a result of this modification, the Company recorded $84,287 (CAD$111,387)reflecting the incremental fair value of the warrant associated with the amendment as a reduction in the carrying value of the note payable. Additionally, the Company incurred fees of $354,330 (CAD$450,000) associated with establishing the amended debt facility which are recorded as a reduction in the carrying value of the note payable. These fees were added to the long-term payable of the Company’s outstanding principal. These fees accrue interest at 10 percent and repayment is due on November 28, 2023, together with the balance outstanding on the debt facility. During the year ended December 31, 2021, the Company recorded interest expense of $1,232,349 (2020 - $1,409,961).

The difference between the face value and ascribed value of the Crown Capital note payable is being accreted over the remaining life of the debt facility. Corresponding transaction costs were netted against the face value of the debt facility and are recognized as accretion and other financing expense over the term of the loan. During the year ended December 31, 2021, there was $347,372 recorded as accretion and other financing expense related to the note payable in the consolidated statements of loss and comprehensive loss (December 30, 2020 – $313,112).

The Company received a waiver from Crown in March 2021 to remove the Fixed Charge Coverage Ratio covenant for all four quarters of 2021. In addition, the Company received a second waiver from Crown to remove the Fixed Charge Coverage Ratio covenant for the first three quarters of 2022. The Company received a third waiver in August 2021, to remove the Net Debt to EBITDA Ratio for the remainder of fiscal 2021. As a result, there are no covenants applicable to the Crown debt facility as of December 31, 2021. Subsequent to year end, the Company obtained a further amendment and waiver to the debt facility (note 24).

(b)	Unsecured Promissory Notes

Unsecured promissory notes have been issued to the former owners of acquired companies. As part of the acquisition ofTranscription Express, the Company issued an unsecured promissory note to the former owners of Transcription Express witha face value of $1,666,227, bearing interest at 10% per annum. During the year ended December 31, 2019, the terms of theTranscription Express unsecured promissory note were amended with the principal and accrued interest to be paid monthly beginning on July 31, 2019 to the period ended April 30, 2021. As at December 31, 2021, this unsecured promissory note has been paid in full.

As part of the acquisition of HomeTech, the Company issued an unsecured interest-free promissory note to the former ownersof HomeTech with a face value of $1,200,000, to be paid monthly for 60 months in equal installments of $20,000 beginning February 25, 2019 to the period ending January 25, 2024. The Company recorded the unsecured promissory note by discounting the principal amounts due using a market annual interest rate of 12%. The difference between the present value and the face value is being accreted over the term of the unsecured promissory notes

An additional note was issued to the former owners of WordZ with a face value of $1,200,000 bearing interest at 5% to be paidquarterly for 36 months beginning January 5, 2021 to the period ending October 5, 2023. The fair value of the unsecured promissory notes was determined on a market annual interest rate of 12%. The difference between the face value and the ascribed value of the notes is being accreted over life of the notes.

(c)	Convertible Notes

On November 28, 2018, the Company issued unsecured convertible notes with a face value of $1,000 bearing interest at a rateof 10% per annum for gross proceeds of $3,717,934 (CAD $4,954,988) maturing in five years after issuance. The principal amount of the convertible debt is convertible, at the option of the holder, into common shares at a conversion price of CAD $2.82 per share.

26

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

On December 20, 2018, the Company issued unsecured convertible notes with a face value of $1,000 bearing interest at a rate of10% per annum for gross proceeds of $1,150,000 (CAD $1,551,925) maturing in five years after issuance. The principal amount of the convertible debt is convertible, at the option of the holder, into common shares at a conversion price of CAD $2.72 per share.

On May 7, 2019, the Company issued unsecured convertible notes with a face value of $1,000 bearing interest at a rate of 10%per annum for gross proceeds of $1,925,000 (CAD $2,594,016) maturing in five years after issuance. The principal amount ofthe convertible debt is convertible, at the option of the holder, into common shares at a conversion price of CAD $2.70 per share.

During the year ended December 31, 2020, the Company entered into agreements (the “Amending Agreements”) with the holders of unsecured convertible notes (each, a “Note”) in the aggregate principal amount of approximately $6,792,934, granting the holders of such Notes (each a “Noteholder”) the option to convert the principal and the aggregate interest payable on their Notes from the date of issuance to the maturity date (the “Total Interest Payable”) into shares at a conversion price of CAD$2.18 per Share (the “Conversion Option”). The modification of the convertible notes resulted in in a charge of

$1,497,804 reflectingthe incremental fair value of the reduced exercise price. This charge was recorded as a loss on repayment of long-term debt in the consolidated statements of loss and comprehensive loss.

Concurrent with their entry into the Amending Agreements, Noteholders holding all of the outstanding Notes exercised the Conversion Option during the year ended December 31, 2020. As a result of the exercise of the Conversion Option, the Company recognized $3,503,797 in interest expense reflecting interest charges from the date of the conversion through the maturity date. For the year ended December 31, 2020, the Company recognized a loss of $1,308,440 on the revaluation of the conversion feature liability.

The Corporation issued 6,785,651 common shares to settle its outstanding Notes having an aggregate principal amount of $6,871,003, total interest payable of $4,296,999, and a loss on revaluation of conversion feature liability to the date of exercise of $1,260,360 for a total amount of $12,428,362 credited to share capital of the Company. The amount is nil for convertible notes at December 31, 2021 and December 31, 2020.

The minimum remaining principal repayments of debt under all agreements are as follows:

	Crown Capital	wordZ promissory note	wordZ SBA Loan	HomeTech VTB loan	Total
2022	$-	$400,000	$114,269	$240,000	$754,269
2023	12,165,330	400,000	-	240,000	12,805,330
2024	-	-	-	20,000	20,000
	$12,165,330	$800,000	$114,269	$500,000	$13,579,599

10.	Derivative warrant liability

On September 15, 2021, the Company closed its direct offering with institutional investors (the “Offering”). Under the Offering, the Company sold 4,235,294 units (the “Units”) at a price of $4.25 per Unit for gross proceeds to the Company of approximately $18,000,000 before the deduction of any fees and other estimated Offering expenses.

Each Unit consists of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). A total of 2,117,647 Warrants were issued. Each Warrant entitle shareholder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of $5.00. The Warrants will be exercisable beginning on the date that is six months following the September 15, 2021 issuance date and will expire five years from the issuance date.

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VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

In accordance with IFRS, a contract for the issuance of equity instruments that fails to meet the fixed for fixed criteria i.e. issue a fixed number of shares for a fixed amount of cash or another financial asset, fails to meet the definition of equity. The exercise price the Warrants issued pursuant to the Offering is denominated in USD currency, which differs from the CAD functional currency of the issuing entity. As a result, the warrants are recorded as a derivative warrant liability since the Company will be receiving cash in a currency other than the issuing entity’s functional currency and is deemed to be variable.

The derivative warrant liabilities are measured at fair value with changes in fair value recognized in the consolidated statements of loss and comprehensive loss at each period-end. The derivative warrant liabilities will ultimately be converted into the Company’s equity (common shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

The Company uses the Black-Scholes pricing model to estimate fair value at initial recognition and at each reporting date. The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue and at the time of revaluation. The life of warrant is based on the contractual term. The following are assumptions used by the Company to fair value at initial recognition and:

	Year ended December 31, 2021
	Derivative warrant liabilities
	December 31, 2021 Period-End	September 15, 2021 Initial Recognition
Fair value (CAD)	$1.12	$1.93
Share price (CAD)	$3.11	$4.43
Exercise price (CAD)	$6.35	$6.33
Expected volatility	64.72%	62.06%
Option life (years)	4.71	5.0
Expected dividends	0%	0%

As of December 31, 2021, there were 2,117,647 warrants outstanding and nil exercised (2020 – nil and nil, respectively).

The derivative warrant liabilities were recorded at inception on September 15, 2021 was $3,220,039 and as at December 31, 2021 $2,452,332.

11.	Capital Stock

Omnibus Equity Incentive Plan

On April 29, 2021, the Company adopted a new omnibus equity incentive plan (the “Omnibus Equity Incentive Plan”) by way of a Shareholder Resolution. The Omnibus Equity Incentive Plan is a “rolling” plan which, subject to certain adjustment provisions, provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time. The Omnibus Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the Omnibus Equity Incentive Plan, and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases. As such, the Omnibus Equity Incentive Plan must be approved by the majority of the Company’s Board and its Shareholders every three years following its adoption pursuant to the requirements of the TSX.

Under the Omnibus Equity Incentive Plan, the Company is able to grant equity-based incentive awards in the form of Stock Options, Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”). All future grants of equity-based awards will be made pursuant to the Omnibus Equity Incentive Plan, and no further equity-based awards will be made pursuant to the Company’s Stock Option Plan, DSU plan, and Stock Appreciation Rights Plan (collectively, the “Legacy Plans”). The Legacy Plans will continue to be authorized for the sole purposes of facilitating the vesting and exercise of existing awards previously granted under the Legacy Plans. Once the existing awards granted under the Legacy Plans are exercised or terminated, the Legacy Plans will terminate and be of no further force or effect.

28

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

No equity incentive securities have been granted under the Legacy Plans for the year ended December 31, 2021 (2020 – 396,000 stock options granted).

Common Shares

The Company’s authorized capital consists of an unlimited number of common shares with no par value. As at December 31, 2021, common shares of the Company were reserved as follows:

	Exercise Price (CAD)	Expiry dates	Number outstanding
Options – Legacy Plan	$4.40 – $6.40	January 2022 – December 2022	97,000
	$2.84 - $6.00	January 2023 – December 2023	141,250
	$2.10 - $3.10	January 2024 – December 2024	247,017
	$3.13	January 2025 – December 2025	396,000
Options – Omnibus Equity Incentive Plan	$8.84	January 2031 – June 2031	721,500
	$8.93	January 2031 – June 2031	68,586
	$2.80	January 2031 – December 2031	150,000
	$2.99	January 2031 – December 2031	175,000
Deferred share units – Legacy Plan	$1.20	N/A	66,667
Restricted share units – Omnibus Equity Incentive plan	N/A	January 2024 – June 2024	25,000
	N/A	January 2031 – June 2031	171,017

On November 6, 2020, the Company announced a bought deal financing and issued 4,705,900 common shares at a price per share of CAD $4.25 per common share for aggregate gross proceeds of CAD $20,000,075 (US$15,378,058) and proceeds net of issuance costs of $13,747,345. The sale of shares and receipt of proceeds were completed on November 26, 2020 (Note 10).

Warrants

During the year ended December 31, 2021, there were 1,123,878 of warrants exercised (2020 – 1,154,759) for proceeds of

$2,092,276 (2020 – $1,859,963). During the year ended December 31, 2021, there were no warrants issued under the Legacy plans (2020 – nil) other than those classified as derivative warrant liabilities (Note 10).

As at December 31, 2021, there were no warrants outstanding other than those classified as derivative warrant liabilities (2020– 1,123,878).

Stock Option Plan

The Company has an incentive stock option plan for its directors, officers, employees, and contractors. The Company's stock option plan allows for the granting of options (and Deferred Share Units as described below) up to an aggregate amount equal to 10% of the aggregate number of common shares of the Company outstanding. The options, which have a term not exceeding five years when issued, generally vest as follows:

•	1/3 at time of issue
•	1/3 after one year
•	1/3 after two years

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VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Under the Omnibus Equity Incentive Plan, the stock options that are granted have a term not exceeding ten years when granted, and can be fully vested on date of grant or vest as follows:

•	1/3 after one year
•	1/3 after two years
•	1/3 after three years

During the year ended December 31, 2021, certain stock option granted included cash settlement alternatives at the discretion of the stock option holder, subject to the approval of the Company’s Plan Administrator. The option holder could elect to perform the following on the settlement date:

•	acquire common shares of the Company on a 1:1 basis to vested Options
•	receive cash payment, net of withholding taxes, equal to vested Options multiplied by the market price of common shares of the Company
•	acquire and receive a combination of common shares and cash payment, respectively, as noted above

Since the election and choice of settlement method lies with the stock option holder, which includes a cash settlement, the Company has recorded the associated grants with this option as a cash-settled share-based payment and recorded a share-based payment liability which is remeasured at each reporting period. The Company on June 11, 2021 initially recorded a share-based payment liability of $141,186 related to the 155,517 options that are deemed to be cash-settled share-based payments.

As at December 31, 2021, 749,267 options were vested related to the legacy plan (2020 – 770,283) with a weighted average exercise price of CAD $3.16 per share (2020 – CAD $2.84).

As at December 31, 2021, 46,500 options were vested related to the Omnibus Equity Incentive plan (2020 – nil) with a weighted average exercise price of CAD $8.84 per share (2020 –$nil).

During the year ended December 31, 2021, there were 1,115,086 stock options granted to directors, officers, employees, and contractors (2020 – 396,000). The Company utilized the Black-Scholes option pricing model to initially fair value the stock options granted and included the following assumptions as of grant date:

	Year ended December 31, 2021	Year ended December 31, 2020
	Omnibus Equity Incentive Plan	Legacy Plans
Fair value (CAD)	$2.30 - $ 7.29	$1.85
Share price (CAD)	$2.80 - $ 8.93	$3.20
Exercise price (CAD)	$8.84 - $8.93	$3.20
Expected volatility	81.60% - 82.72%	73.41%
Option life (years)	10.0	5.0
Expected dividends	0%	0%
Risk-free interest rate (based on government bonds)	1.38% - 1.43%	0.42%

30

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

As a result of measuring the Options classified as cash-settled share-based payments related to the Omnibus Equity Incentive Plan at fair value, the Company recorded a gain on revaluation of options of $1,028,055 for the year ended December 31, 2021 (2020 - $nil). The amount recorded at the grant date were recorded in stock-based compensation. The significant inputs used in the Black-Scholes option pricing model were as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
	Omnibus Equity Incentive Plan	Legacy Plans
Fair value (CAD)	$2.13	N/A
Share price (CAD)	$3.11	N/A
Exercise price (CAD)	$8.84 - $8.93	N/A
Expected volatility	82.07%	N/A
Option life (years)	9.45	N/A
Expected dividends	0%	N/A
Risk-free interest rate (based on government bonds)	1.42%	N/A

During the year ended December 31, 2021, 203,333 options were exercised (2020 – 92,500) for proceeds of USD$246,160 (2020 – CAD $113,500). There were no stock options forfeited during the year ended December 31, 2021 (2020 – nil). There were 33,333 stock options that were expired during the year ended December 31, 2021 (2020 – 53,667).

The following information applies to stock options outstanding and exercisable per the legacy plan as at December 31, 2021, along with their respective exercise prices and related weighted average remaining contractual life:

Range of exercise prices (CAD)	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price (CAD)	Options exercisable	Weighted average exercise price (CAD)
$4.40 – $6.40	97,000	0.4 years	$4.92	97,000	$4.92
$2.84 - $6.00	141,250	1.8 years	$3.28	141,250	$3.28
$2.20 - $3.10	247,017	2.5 years	$2.44	247,017	$2.44
$3.13	396,000	3.3 years	$3.13	264,000	$3.13
	881,267	2.5 years	$3.16	749,267	$3.16

The following information applies to stock options outstanding and exercisable per the Omnibus Equity Incentive plan as at December 31, 2021, along with their respective exercise prices and related weighted average remaining contractual life:

Range of exercise prices (CAD)	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price (CAD)	Options exercisable	Weighted average exercise price (CAD)
$2.80 - $2.99	325,000	10.0 years	$2.90	-	-
$8.84 – $8.93	790,086	9.4 years	$8.85	46,500	$8.84
	1,115,086		$7.11	46,500	$8.84

Deferred Share Units Plan

In 2015, the Company established a Deferred Share Units (“DSUs”) Plan to provide non-employee directors to participate in the long-term success of the Company. DSUs are fully vested upon being granted.

The Board of Directors may grant DSUs (and the number of options to purchase shares described above) up to a maximum of 10% of common shares outstanding and up to a maximum of 100,000 units.

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VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Maximum allowable grants under the Stock Option and DSU plans in aggregate as at December 31, 2021 were 2,988,172 (2020 –2,359,143) of which 1,996,353 were outstanding stock options, 66,667 were outstanding DSUs, and 196,017 were outstanding RSUs for a total of 2,259,036 (2020 – 1,184,600).

The Company did not grant any DSU’s to Directors of the Company during the year ended December 31, 2021 (2020 – nil).

Restricted Share Units Plan

Under the Omnibus Equity Incentive Plan, the Company established a Restricted Share Units Plan. RSUs have a term not exceeding ten years when granted, can be fully vested or vest as follows:

•	1/3 after one year
•	1/3 after two years
•	1/3 after three years

During the year ended December 31, 2021, certain RSU granted included cash settlement alternatives at the discretion of the RSU holder, subject to the approval of the Company’s Plan Administrator. The RSU holder could elect to perform the following on the settlement date:

•	acquire common shares of the Company on a 1:1 basis to vested RSUs
•	receive cash payment, net of withholding taxes, equal to vested RSUs multiplied by the market price of common shares of the Company
•	acquire and receive a combination of common shares and cash payment, respectively, as noted above

Since the election and choice of settlement method lies with the RSU holder, which includes a cash settlement, the Company has recorded the associated RSU grants as a cash-settled share based-payment and recorded a share-based payment liability. During the year ended December 31, 2021, 1,023,378 RSUs were granted, 842,861 RSUs were vested and 827,361 RSUs were exercised (2020 – nil). As at June 11, 2021, the Company initially recorded a share-based payment liability of $36,219 related to the RSUs that are deemed to be cash-settled share-based payments.

The Company utilized the Black-Scholes option pricing model to initially fair value the RSUs granted and included the following assumptions:

	Year ended December 31, 2021	Year ended December 31, 2020
	Omnibus Equity Incentive Plan	Legacy Plans
Fair value (CAD)	$2.75 - 8.93	N/A
Share price (CAD)	$ 2.75 - 8.93	N/A
Exercise price (CAD)	N/A	N/A
Expected volatility	68.93% - 81.58%	N/A
Option life (years)	3.0 to 10.0	N/A
Expected dividends	0%	N/A
Risk-free interest rate (based on government bonds)	1.02% - 1.38%	N/A

32

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

As a result of measuring the RSUs classified as cash-settled share-based payments related to the Omnibus Equity Incentive Plan at fair value, the Company recorded a gain of $242,595 for the year ended December 31, 2021 (2020 – $nil). The significant inputs used in the Black-Scholes option pricing model were as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
	Omnibus Equity Incentive Plan	Legacy Plans
Fair value (CAD)	$3.11	N/A
Share price (CAD)	$3.11	N/A
Exercise price (CAD)	N/A	N/A
Expected volatility	83.07%	N/A
Option life (years)	9.5	N/A
Expected dividends	0%	N/A
Risk-free interest rate (based on government bonds)	1.42%	N/A

Share Appreciation Rights Plan

In 2015, the Company established a Share Appreciation Rights (“SAR”) plan for its Service Providers (as defined in VIQ’s SAR plan). The Company's SAR plan provides incentive compensation, based on the appreciation in the value of the Company’s shares, to the service providers, thereby providing additional incentive for their efforts in promoting the continued growth and success of the business of the Company. During the year ended December 31, 2018, the Company amended the outstanding SARs to extend the expiry of the SARs from December 31, 2018 to July 15, 2020, the date the SARs plan will expire. The aggregate number of units in respect of which SARs have been granted and not yet exercised, shall not at any time exceed 10% of the aggregate number of shares that are then issued and outstanding. The SAR units, which have a term not exceeding five years when granted, generally vest as follows:

•	1/3 at time of issue
•	1/3 after one year
•	1/3 after two years

At any time on or after the date when the trading price of one share is equal to or exceeds four times the fair value of one SAR unit at the grant date, the Company shall be entitled to require the disposition of the vested SAR units by the grantee to the Company, by the Company paying the bonus in cash to the grantee.

The value of each SAR unit when issued is based on the market price of the Company's stock on the date of grant. At the end of December 31, 2017, the Company amended the SARs plan by placing a limit on the appreciated value of the Company’s shares within the SARs plan to limit the overall liability. As at December 31, 2021, there were nil SARs outstanding (2020 - 188,990) and a remaining share appreciation rights plan obligation balance of $nil (2020 - $126,503).

12.	Stock-based compensation

The total compensation expense relating to the value assigned to the stock options and RSUs granted to directors, officers, employees and contractors for the year ended December 31, 2021 was $8,495,189 (2020 - $725,316) which was included in the stock-based compensation expense with a corresponding charge for the year ended December 31, 2021 to contributed surplus of $6,679,582 (2020 – 461,509) and share based payment liability of $1,815,607 (2020 - $nil). The share-based payment liability was offset by the gain recorded of $1,270,650 (2020 - $nil) for year ended December 31, 2021 (see Note 10).

33

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

13.	Net loss per share

	Year ended December 31,
	2021	2020
Numerator for basic and diluted net loss per share:
Net loss for the year	$(19,678,749)	$(11,145,306)

Denominator for basic net loss per share:
Weighted average number of common shares outstanding	26,448,594	18,080,533
Effect of potential dilutive securities	–	–
Adjusted denominator for diluted net loss per share	26,448,594	18,080,533

Basic net loss per share	$(0.74)	$(0.62)
Diluted net loss per share	$(0.74)	$(0.62)

For the year ended December 31, 2021, 4,376,683 of potentially dilutive common shares (2020 – 2,308,478) issuable upon the exercise of the conversion option related to convertible debt, warrants, deferred share units, and options werenot included in the computation of loss per share because their effect was anti-dilutive.

14.	Supplemental cash flow information

Components of the net change in non-cash working capital are as follows:

	Year ended December 31,
	2021	2020
Trade and other receivables	$1,180,068	$(316,778)
Inventories	(176)	18,473
Prepaid expenses	(1,630,088)	(53,416)
Trade and other payables	(1,170,715)	(40,937)
Contract liabilities and taxes	(381,596)	(380,629)
Total	$(2,002,506)	$(773,287)

Other supplemental cash flow information as follows:

	Year ended December 31,
	2021	2020
Cash received for interest	$22,725	$1,068
Cash paid for interest	1,311,915	1,105,298

15.	Segmented financial information

The Company has determined it has two reportable business segments namely technology and related revenue and technology services. The technology segment, develops, distributes and licenses computer-based digital solutions based on the Company’s proprietarytechnology; and the technology service segment, provides recording and transcription services.

The Company’s reportable segments are strategic business segments that offer different products and/or services. These business segments work on different business models and operate autonomously. The Company does not segregate sales and associated costs by individual technology products. Accordingly, segmented information on revenue and associated costs is only provided for the full line of software solutions currently offered by the Company.

34

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer are the operating decision makers and regularly reviews our operations and performance by segment. They review segment gain (loss) as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources.

Financial information by reportable business segment is as follows:

	Year ended December 31, 2021
	Technology and related revenue	Technology services	Corporate	Total
Consolidated income (loss)
Revenue	$4,370,074	$26,676,738	$–	$31,046,812
Gross profit	3,249,849	11,673,110	–	14,922,959
Selling and administrative expenses	7,467,520	6,799,249	4,852,944	19,119,713
Stock-based compensation	1,195,762	7,299,427	-	8,495,189
Research and development expenses	1,092,108	–	–	1,092,108
Depreciation and amortization	1,902,822	2,738,779	–	4,641,601
Foreign exchange loss (gain)	110,098	(87,968)	–	22,130
Interest, accretion and other financing expense	24,543	10,169	2,263,494	2,298,206
Gain on contingent consideration	–	(332,569)		(332,569)
Gain on revaluation of options	(144,707)	(883,348)	–	(1,028,055)
Gain on revaluation of RSUs	(34,147)	(208,448)	–	(242,595)
Gain on revaluation of the derivative warrant liability	(192,582)	(1,175,598)	–	(1,368,180)
Restructuring costs	312,794	119,908	–	432,702
Business acquisition costs	–	–	539,734	539,734
Other income	(21,372)	9,369	–	(12,003)
Current income tax recovery	–	(875)	–	(875)
Deferred income tax expense	–	944,602	–	944,602
Segment loss	(8,462,990)	(3,559,587)	(7,656,172)	(19,678,749)
Consolidated balance sheet
Total segment assets	$17,445,526	$30,246,178	$-	$47,691,704
Total segment current liabilities	1,560,567	8,732,796	–	10,293,363
Total segment non-current liabilities	–	3,527,656	11,781,127	15,308,783

35

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

	Year ended December 31, 2020
	Technology and related revenue	Technology services	Corporate	Total
Consolidated income (loss)
Revenue	$3,201,837	$28,547,856	$–	$31,749,693
Gross profit	2,169,414	13,980,842	–	16,150,256
Selling and administrative expenses	6,012,270	4,606,557	416,075	11,034,902
Stock-based compensation	–	–	725,316	725,316
Research and development expenses	1,074,178	–	–	1,074,178
Depreciation and amortization	2,429,329	2,829,914	–	5,259,243
Foreign exchange gain	(65,303)	(67,003)		(132,306)
Interest, accretion and other financing expense	26,746	–	6,124,720	6,151,466
Other income	(25)	(10,348)	–	(10,373)
Loss on revaluation of conversion feature liability	–	–	1,308,440	1,308,440
Gain on contingent consideration	–	(946,503)	–	(946,503)
Impairment of intangibles	–	2,258,369	–	2,258,369
Loss on repayment of long-term debt	–	–	1,497,804	1,497,804
Business acquisition costs	–	–	19,058	19,058
Current income tax expense	–	106,986	–	106,986
Deferred income tax expense (recovery)	61,879	(1,112,897)	–	(1,051,018)
Segment income (loss)	(7,369,660)	6,315,767	(10,091,413)	(11,145,306)

Consolidated balance sheet
Total segment assets	$18,908,266	$23,811,393	–	$42,719,659
Total segment current liabilities	2,411,430	5,948,073	126,503	8,486,006
Total segment non-current liabilities	–	2,993,328	11,093,401	14,086,729

Property and equipment are located in the following countries:

	December 31, 2021	December 31, 2020
Australia	$325,228	$95,324
Canada	113,242	120,511
United Kingdom	14,084	–
United States	8,420	–
	$460,974	$215,835

36

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

16.	Revenue

The Company generates revenue primarily from the delivery of technology and transcription services to its customers. Revenue from contracts with customers is disaggregated by primary geographical market, major products and services and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Company’s reportable segments (note 14).

Primary geographical markets	Year ended December 31,
	2021	2020
United States	$18,980,591	$22,180,946
Australia	9,523,257	8,531,854
United Kingdom	1,948,321	611,666
Canada	160,372	305,166
Other	434,271	120,061
Total	$31,046,812	$31,749,693

Major products / service lines	Year ended December 31,
	2021	2020
Technology services	$26,676,738	$28,190,993
Software licenses	1,365,882	1,013,854
Support and maintenance	1,772,203	1,519,424
SaaS	65,187	42,662
Subscription	189,359	-
Professional services	451,695	288,597
Hardware	442,077	657,711
Other	83,671	36,452
Total	$31,046,812	$31,749,693

The Company had one customer who contributed greater than 10 percent of consolidated total revenues during the year ended December 31, 2021 (2020 – one customer). During the year, this customer comprised 11.7 percent of consolidated revenue (2020 – 11.3 percent).

Technology services, software licenses, professional services, hardware and other revenue are recognized point in time and support and maintenance and SAAS revenue is satisfied over time

37

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

17.	Expenses by nature

Expenses incurred by nature are as follows:

	Year ended December 31
	2021	2020
Employee and contractor expenses (note 18)	$33,603,690	$22,682,199
Inventory, materials and other cost of sales	1,719,616	1,043,844
Depreciation and amortization	4,641,601	5,259,243
Facilities	470,773	279,028
Professional and consulting fees	4,099,129	1,566,224
Investor relations and other shareholder expenses	792,457	288,778
Bad debt	283,964	18,116
Marketing and advertising/promotion expenses	177,894	226,104
Software license and IT expenses	1,620,816	1,318,239
Telephone and internet	283,207	260,634
Travel	202,703	78,467
Insurance	630,066	103,702
Office, administrative, and other operating expenses	946,548	568,498
Foreign exchange loss (gain)	22,130	(132,306)
Total	$49,494,594	$33,560,770

18.	Employee and contractor expenses

Expenditures for employee and contractor salaries and benefits are as follows:

	Year ended December 31,
	2021	2020
Salaries and wages and employee benefits	$14,575,551	$11,060,315
Contract labour	9,550,731	9,818,222
Stock-based compensation	8,495,189	725,316
Other staff expense	982,219	1,078,346
Total	$33,603,690	$22,682,199

38

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

19.	Right of use assets

Details of the Company’s right of use assets are the following:

	Balance January 1, 2021	Acquisitions	Additions	Foreign exchange	Balance December 31, 2021
Cost
Buildings	1,105,554	915,203	–	21,369	2,042,126
Equipment	36,268	38,901	–	–	75,169
	$1,141,822	954,104	–	21,369	$2,117,295
Accumulated depreciation
Buildings	810,295	–	122,600	20,006	952,901
Equipment	21,961	–	7,833	107	29,901
	832,256	–	130,433	20,113	982,802
Net Book Value	$309,566				$1,134,493

	Balance January 1, 2020	Additions	Disposals	Foreign exchange	Balance December 31, 2020
Cost
Buildings	1,048,596	56,925	(44,725)	44,758	1,105,554
Equipment	36,268	-	-	-	36,268
	$1,084,864	56,925	(44,725)	44,758	$1,141,822
Accumulated depreciation
Buildings	426,516	333,725	(22,363)	72,417	810,295
Equipment	11,302	10,659	-	-	21,961
	437,818	344,384	(22,363)	72,417	832,256
Net book value	$647,046				$309,566

20.	Lease obligations

Below is a summary of the activity related to our lease liabilities for the year ended December 31, 2021 and 2020:

	Year ended December 31
	2021	2020
Lease obligations, January 1	$354,199	$689,644
Additions	953,868	12,199
Disposals	-	(67,787)
Interest on lease liabilities	34,712	53,549
Interest payments on lease liabilities	(34,712)	(53,549)
Principal payments of lease liabilities	(150,924)	(338,276)
Adjustments	-	33,869
Foreign exchange difference	31,626	24,550
Lease obligations, December 31	$1,188,769	$354,199

39

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The Company and its subsidiaries have entered into agreements to lease office premises until 2025. The annual rent expenses for premises consist of minimum rent and does not include variable costs. The minimum payments under all agreements are as follows:

2022	$446,571
2023	477,290
2024	337,842
2025	247,211
$1,508,914

21.	Income taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2020 - 26.5%) to the effective tax rate is as follows:

	2021	2020
Net loss before income taxes	$(18,735,022)	$(12,089,338)
Expected income tax recovery	(4,964,781)	(3,203,675)
Difference in foreign tax rates	163,190	202,331
Share based compensation and non-deductible expenses	(3,470)	(114,257)
Prior year true-ups	(48,507)	75,227
Tax rate changes and other adjustments	9,619	2,210
Recognition of previously unrecognized deferred tax assets	-	(317,387)
Change in tax benefits not recognized	5,787,676	2,411,519
Income tax expense (recovery)	$943,727	$(944,032)

The Company’s income tax expense (recovery) is allocated as follows:

	2021	2020
Current income tax expense (recovery)	$(875)	$106,986
Deferred income tax expense (recovery)	944,602	(1,051,018)
Income tax expense (recovery)	$943,727	$(944,032)

During 2021, the Company derecognized deferred tax asset relating to our US operations and $1,202,574 was recorded as a deferred income tax expense.

The significant components of deferred tax assets are as follows:

	2021	2020
Non-capital losses carried forward	$288,654	$154,406
Intangible assets	-	59,668
Reserves	176,146	1,227,868
Deferred tax assets	$464,800	$1,441,942
Intangible assets	(1,192,153)	(43,564)
Other	(7,113)	(17,023)
Deferred tax liabilities	(1,199,266)	(60,587)
Net deferred tax assets	$(734,466)	$1,381,355

40

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The following tables present tax effects of temporary differences and carry-forwards, as well as movements in the deferred tax balances:

	Balance at December 31, 2020	Recognized in profit and loss	Other (Opening PPA)	Balance at December 31, 2021
Deferred tax assets (liabilities):
Non-capital losses carried forward	154,406	134,249		288,655
Intangible assets	16,104	27,655	(1,166,665)	(1,122,906)
Reserves	1,227,868	(1,051,723)		176,145
Other	(17,023)	(54,783)	(4,554)	(76,360)
	$1,381,355	$(944,602)	$(1,171,219)	$(734,466)

	Balance at December 31, 2019	Recognized in profit and loss	Other	Balance at December 31, 2020
Deferred tax assets (liabilities):
Non-capital losses carried forward	183,530	(29,124)	-	154,406
Intangible assets	(37,150)	53,254	-	16,104
Right of use assets	3,030	(3,030)	-	-
Reserves	180,927	1,046,941	-	1,227,868
Other	-	(17,023)	-	(17,023)
	$330,337	$1,051,018	$-	$1,381,355

41

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income taxvalues and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of thefollowing deductible temporary differences:

	2021	2020
Property and equipment	317,392	633,070
Intangible assets	10,691,053	3,762,917
Share issuance costs – 20(1)(e)	474,873	318,920
Non-capital losses carried forward – Canada	21,725,215	16,387,380
Non-capital losses carried forward – US	10,537,511	344,750
Non-capital losses carried forward – Australia	195,574	-
Capital losses carried forward - Canada	346,457	345,288
Capital losses carried forward - Australia	537,322	570,372
Investment tax credits	597,175	595,160
SR&ED pool	1,868,445	1,862,140
Share appreciation rights plan obligation	-	153,638
Ontario SR&ED credit	92,507	92,195
Contract liabilities	270,320	412,831
Lease obligations	(58,111)	19,888
Accrued vacation	38,584	-
Accrued liabilities	12,409	-
Accrued interest	1,257,173	-
Difference between cash and accrual basis	(676,122)	-
AFDA Reserve	117,163	-
Contingent Consideration Liabilities	445,972	-
Stock-based Compensation	149,343	-
Business acquisition expenses	314,633	-
Unrealized foreign exchange	-	674,146
	49,254,888	26,172,695

The Company has available Canadian non-capital losses of approximately $21,725,215 and capital losses of approximately $346,457. The net capital loss carry-forward may be carried forward indefinitely but can only be used to reduce capital gains. The Company’s Canadian non-capital income tax losses expire between the years 2026 to 2041.

During the year ended December 31, 2021, the Company utilized Canadian loss carryforwards of approximately $nil (2020 - $nil) to reduce taxable income in the current year.

The Company also has investment tax credits available to reduce future federal taxes payable of approximately $597,175 if not utilized will expire between the years 2025 to 2034.

The effective and statutory tax rate in the Company’s Australian subsidiaries is 26.0% (2020 – 27.5%). These subsidiaries have capital losses of approximately $537,322 (2020 – $570,372) available to offset future taxable capital gains. These losses do not expire.

The Company’s US subsidiaries have non-capital losses of approximately $10,537,511 available to reduce future taxableincome. These losses do not expire.

The Company’s UK subsidiary have non-capital losses of approximately $26,614 available to reduce future taxable income.

42

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Unrecognized deferred tax liabilities

The aggregate amount of temporary differences associated with investments in subsidiaries for which the Company have not recognized deferred tax liabilities is approximately $250,000 as the Company ultimately controls whether the liability will be incurred and is satisfied that it will not be incurred in the foreseeable future.

22.	Risk management for financial instruments Fair values

The estimated fair values of cash, trade and other receivables, restricted cash, trade, accrued liabilities and other payables, and share appreciationrights plan obligations approximate their carrying values due to the relatively short-term nature of the instruments. The estimated fair values of current and long-term debt and obligations under finance lease also approximate carrying values due to the fact that effective interest rates are not significantly different from market rates.

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the followinglevels:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly(i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments carried at fair value on the consolidated balance sheets consist of cash and restricted cash. Cash and restricted cash are valued using quoted market prices (Level 1). Share appreciation rights, share based payment liability, contingent considerations and derivative warrant liability are categorized using observable market inputs (Level 2). The Company did not value any financial instruments using valuation techniques based on non-observable market inputs (Level 3) as at December 31, 2021.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, by continuously monitoring actual and budgeted cash flows.

The Company has sustained losses over the last number of periods and has financed these losses mainly through a combination of equity and debt offerings. Management believes that it has raised sufficient cash to meet all of its contractual debt that is coming due in 2022 and has the ability to fund any operating losses that may occur in the upcoming periods.

The table below summarizes the Company’s contractual obligations into relevant maturity groups at the balance sheet datebased on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cashflows for operations:

	2022	2023	2024	2025	Total
Trade and other payables	5,380,701	–	–	–	5,380,701
Lease obligations	446,571	477,290	337,842	247,211	1,508,914
Crown Capital debt	308,892	12,165,330	–	–	12,474,222
Contingent Consideration - Wordz	77,249	352,626	282,537	–	712,412
Contingent Consideration - Auscript	150,000				150,000
WordZ SBA Loan	114,507	–	–	–	114,507
WordZ promissory note	357,323	212,901	–	–	570,224
HomeTech VTB loan	240,000	240,000	20,000	–	500,000
Total	$7,075,243	$13,448,146	$640,379	$247,211	$21,410,979

43

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Credit risk

Credit risk arises from the potential that a customer or counterparty will fail to perform its obligations. The Company is exposed to credit risk from its customers; however, the Company has a significant number of customers, minimizing the concentration of credit risk. Further, a large majority of the Company’s customers are economically stable organizations such as government agencies or departments with whom the Company transacts with on a regular basis, further reducing the overall credit risk. Historically, the Company has suffered losses under trade receivables. In order to minimize the risk of loss from trade receivables, the Company’s extension of credit to customers involves review and approval by senior management and conservative credit limits for new or higher risk accounts.

The Company reviews its trade receivable accounts regularly and writes down these accounts to their expected realizable values, by making an allowance for expected credit losses based on aging and historic collection of receivables. The allowance is recorded as an expense in the consolidated statements of loss and comprehensive loss. Shortfalls in collections are applied against this provision. Estimates for allowance for expected credit losses are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern issues. Normal credit terms for amounts due from customers call for payment within 30 to 60 days.

The Company’s exposure to credit risk for trade receivables by geographic area was as follows:

	December 31, 2021	December 31, 2020
United States	48%	65%
Australia	31%	17%
United Kingdom	14%	16%
Rest of world	7%	2%
	100%	100%

The Company is subject to risk of non-payment of accounts receivable. The Company mitigates credit risk by assessing the credit worthiness of customers prior to extending credit and monitoring the aging and size of credit extended to customers. All of the Company’s cash is held with major financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

The following is a breakdown of trade receivables aging, net of allowance of doubtful accounts:

	December 31, 2021	December 31, 2020
0 to 30 days	$2,490,940	$2,902,154
31 to 60 days	973,641	661,408
61 to 90 days	623,990	487,560
91 days and older	1,505,797	424,629
	$5,594,368	$4,475,751

At December 31, 2021, the for allowance for doubtful accounts recorded against trade receivables is $316,202 (2020 -

$123,338). The activity of the allowance for doubtful accounts provision is as follows:

	December 31, 2021	December 31, 2020
Beginning of year	$123,338	$902,215
Add: provision for allowance for doubtful accounts	283,964	18,116
Less: write-offs	(112,116)	(815,817)
Foreign exchange adjustments	21,016	18,824
Expected credit loss – end of year	$316,202	$123,338

44

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk is primarily related to the Company’s interest-bearing debts on its consolidated balance sheet. The Company does not have a material amount of long-term debt with variable interest rates, thereby minimizing the Company’s exposure to cash flow interest rate risk.

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the U.S. and Australian dollars and Great Britain pounds with a large portion of the Company’s sales and operating costs being realized in these foreign currencies. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in Canadian, U.S. and Australian dollars.

The financial assets and liabilities that are denominated in foreign currencies will be affected by changes in the exchange rate between the United States dollar and these foreign currencies. This primarily includes cash, restricted cash, trade and other receivables, trade and other payables, provisions and obligations under finance lease which were denominated in foreign currencies.

The Company’s Australian subsidiaries have a majority of revenue and expenses being transacted in Australian dollars. As of December 31, 2021, fluctuations of the Australian dollar relative to the United States dollar of 5% would result in an exchangegain or loss on the net financial assets, impacting the Company’s comprehensive income by approximately $23,000 (2020 – $58,000).

The Company’s computer products and services operations are exposed to exchange rate changes in the U.S. dollar relative to the Canadian dollar since a substantial portion of this business unit’s sales are denominated in U.S. dollars with most of the related expenses in Canadian dollars. A 5% fluctuation of the U.S. dollar would result in an exchange gain or loss on the net financial assets of approximately $22,000 as at December 31, 2021 (2020 – $78,000).

The Company’s computer products and services operations are exposed to exchange rate changes in the Great Britain pound relative to the United States dollar since a portion of this business unit’s sales are denominated in Great Britain pounds with most of the related expenses in United States dollars. A fluctuation of the Great Britain pound of 5% would result in an exchange gain or loss on the net financial assets of approximately $30,000 as December 31, 2021 (2020 – $23,000).

The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currencies cash flows as management has determined that this risk is not significant at this point in time. The Company recognized a foreign exchange loss from operations of $22,130 for the year ended December 31, 2021 (2020 – foreign exchange gain of $132,306).

Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and convertible debt. The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy, fund research and development and undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.

45

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

23.	Related party transactions

Key management personnel are comprised of the Company’s directors and executive officers. In addition to their salaries, key management personnel also participate in the Company’s share option program (note 11), DSU plan, SAR plan (note 11). Keymanagement personnel compensation for the year ended December 31, 2021 and December 31, 2020 are as follows:

	2021	2020
Salaries and short-term employee benefits (i)	$1,821,211	$1,141,349
Stock-based compensation	7,600,415	169,969
	$9,421,626	$1,311,318

(i)	Short-term employee benefits include bonuses and car allowances

24.	Subsequent events

On March 30, 2022, the Company signed an amendment related to the Crown debt facility that required the Company to pay

$4,000,000 (CAD $5,000,000) of the principal balance on March 30, 2022 and pay an amendment fee of approximately $235,000 (CAD $300,000). The amended secured debt facility waives the Fixed Charge Coverage Ratio for Q4, 2022 and the Net Debt to EBITDA ratio for Q1 and Q2 2022. Additional financial covenants were added to the amended Crown debt facility, which include restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure (including internally generated intangible assets and capitalized assets) in each of Q2 2022, Q3 2022 and Q4 2022.

46